

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 14, 2017

<u>Via E-Mail</u>
Jeffrey L. McRae
Senior Vice President and Chief Financial Officer
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312

     Re: Triumph Group, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2016
           Filed May 27, 2016
           File No. 1-12235

Dear Mr. McRae:

     We refer you to our comment letter dated February 27, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Cecilia Blye

                         Cecilia Blye, Chief
                         Office of Global Security Risk

   cc: Anne Parker
        Assistant Director
        Division of Corporation Finance